Kenneth N. Heintz Corporate Vice President, Controller & Chief Accounting Officer 2980 Fairview Park Drive Falls Church, VA 22042

February 6, 2012

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Northrop Grumman Corporation

Form 10-K for the year ended December 31, 2010

Filed February 9, 2011

File No. 001-16411

Dear Ms. Cvrkel:

We write in response to the letter dated January 17, 2012 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Northrop Grumman Corporation (the “Company”, “we”, “us”, or “our”). This letter sets forth the Company’s responses to that comment letter. For your convenience, we have reprinted the Staff’s original comments in bold, followed by our responses.

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Segment Financial Measures, page 43

1.

We note your response to previous comment number one and your proposed disclosures and do not believe you addressed the comment satisfactorily. We also disagree with your statement that the requested disclosures would provide little or no benefit to investors. While we note your response that your accounting systems are not designed to track costs by element on a company-wide basis and do not tag or identify cost elements of individual contracts in a way that can be aggregated, we believe that MD&A, at a minimum should provide a tabular analysis of costs at a level at which your systems permit you to. For a company with the size and breadth of operations as yours, costs should be discussed and analyzed in a way that allows your investors to properly evaluate your results. We believe that your discussion of changes in cost of product sales and services revenue at both the consolidated and segment level should be significantly expanded. For example, in your discussion of consolidated operating results, you disclose that the decrease in cost of product sales

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

February 6, 2012

as a percentage of product sales was primarily due to lower GAAP pension expenses and performance improvements in Aerospace Systems and Electronic Systems. We believe that this disclosure should be expanded to discuss the nature and amount of the significant “performance improvements.” This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating earnings.

The Company notes the Staff’s comment and refers the Staff to the Company’s response to Comment 2 below.

2.	Given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. At a minimum, we believe your segment disclosures would be more meaningful if cost of sales, or operating costs, for each of products and services were disclosed for each segment as appropriate, along with disclosure of any other major category of costs and expenses that is material in deriving each segment’s operating income or loss so that investors may readily see the relative magnitude of each.

With respect to your overall results of operations disclosure, we also encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear. Specifically:

•	Use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

As part of your response, please provide us with a copy of your intended revised disclosures.

Response:

In addition to providing the additional MD&A disclosure described in our prior response letter dated January 6, 2012, we propose to further supplement our MD&A disclosure relating to changes in our cost of sales in future filings, beginning with our 2011 Form 10-K. As described below, we propose adding a new table captioned “Cost of Sales Elements by Segment and Non-Segment Factors” that quantifies product sales, cost of product sales, service revenues and cost of service revenues on a segment-by-segment basis. We also propose adding supplemental

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

February 6, 2012

narrative disclosure to discuss and explain the drivers of changes in cost of product sales and cost of service revenues. Because each of our segments’ business is either principally product or services focused, we believe our current MD&A discussion of changes in segment operating results (reported under the caption “Segment Operating Results” in our current filings) is the most effective way to present our segment revenue and operating income. That presentation is also consistent with how we manage our business and the way we report our segments in our earnings releases and quarterly earnings calls.

The new table and supplemental disclosure will be included within the portion of MD&A that discusses our consolidated operating results and placed directly below our existing consolidated cost of sales table captioned “Cost of Sales and Service Revenues and General and Administrative Expenses”. We note that, in connection with preparation of the new cost of sales table, we revised our reporting of intersegment cost of sales in the consolidated cost of sales table. Intersegment costs will now be reported based on the predominant attributes of the customer contract, rather than the attributes of the intersegment work performed. As a result, in the first table below, cost of product sales of $746 million and $318 million for 2010 and 2009, respectively, have been retrospectively increased and cost of service revenues for the respective periods have been retrospectively decreased by the same amounts, while sales and service revenues, cost of sales and service revenues, and operating income remain unchanged. For convenience, the disclosure set forth below begins with the form of the consolidated cost of sales table that we included in our 2010 Form 10-K (adjusted for the change in reporting intersegment cost of sales), and continues with the new segment cost of sales table and supplemental disclosure.

The proposed disclosure is as follows. For ease of reading, we have indicated the language we have changed from the relevant portions of the MD&A included in our June 17, 2011 Form 8-K using italics and strikethroughs:

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

February 6, 2012

Cost of Sales and Service Revenues and General and Administrative Expenses

The first table below presents cost of sales and service revenues and general and administrative expenses on a consolidated basis while the second table presents our cost of sales and service revenues on a segment-by-segment basis, and with the impact of non-segment factors:

~~Cost of sales and service revenues and general and administrative expenses are comprised of the following:~~

~~Year Ended December 31~~
~~$ in millions~~	~~2010~~			~~2009~~			~~2008~~
~~Cost of sales and service revenues~~
~~Cost of product sales~~	~~$~~	~~11,812~~		~~$~~	~~12,330~~		~~$~~	~~10,965~~
~~% of product sales~~		~~73.4~~	~~%~~		~~77.0~~	~~%~~		~~75.4~~	~~%~~
~~Cost of service revenues~~		~~11,037~~			~~10,475~~			~~10,063~~
~~% of service revenues~~		~~91.6~~	~~%~~		~~89.9~~	~~%~~		~~86.0~~	~~%~~
~~General and administrative expenses~~		~~2,467~~			~~2,571~~			~~2,577~~
~~% of total sales and service revenues~~		~~8.8~~	~~%~~		~~9.3~~	~~%~~		~~9.8~~	~~%~~

~~Goodwill impairment~~								~~570~~

~~Cost of sales and service revenues and general and administrative expenses~~	~~$~~	~~25,316~~		~~$~~	~~25,376~~		~~$~~	~~24,175~~

Cost of Sales and Service Revenues and General and Administrative Expenses(1)

	Year Ended December 31
$ in millions	2011	2010	2009
Cost of sales and service revenues
Cost of product sales		$12,558	$12,648
% of product sales		78.0%	79.0%
Cost of service revenues		10,291	10,157
% of service revenues		85.4%	87.2%
General and administrative expenses		2,467	2,571
% of total sales and service revenues		8.8%	9.3%

Cost of sales and service revenues and general and administrative expenses		$25,316	$25,376

(1)	As of December 31, 2011, the company revised its reporting of intersegment cost of sales. See Note [X] to the consolidated financial statements.

[Note: portion of text from the June 17, 2011 Form 8-K omitted here for ease of reading.]

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

February 6, 2012

For ease of understanding the items that drive changes in our consolidated cost of sales, we have presented below an analysis of sales and cost of sales by segment and the non-segment factors that impact our consolidated amounts:

Cost of Sales Elements by Segment and Non-Segment Factors:

	Year Ended December 31
$ in millions	2011		2010		2009
Segment Information:	Sales	Cost of Sales	Sales	Cost of Sales	Sales	Cost of Sales
Aerospace Systems
Product			$9,779	$8,676	$9,346	$8,370
Services			1,131	978	1,073	978

Electronic Systems
Product			6,410	5,479	6,543	5,642
Services			1,203	1,111	1,128	1,060

Information Systems
Product			535	476	687	613
Services			7,860	7,163	7,849	7,299

Technical Services
Product			20	19	17	16
Services			3,210	3,005	2,759	2,599

Segment Totals

Total Product			16,744	14,650	16,593	14,641
Total Services			13,404	12,257	12,809	11,936

Less:
Intersegment eliminations			(2,005)	(1,774)	(1,752)	(1,562)

Total Segment			28,143	25,133	27,650	25,015

Non-segment Factors:
Unallocated corporate expenses				182		100
Net pension adjustment				(10)		237
Royalty income adjustment				11		24

Consolidated total			$28,143	$25,316	$27,650	$25,376

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

February 6, 2012

Cost of Segment Product Sales

2011 – [To be provided in 2011 Form 10-K]

2010 – Cost of segment product sales of $14.7 billion in 2010 was flat versus 2009 consistent with the relatively flat year-over-year segment sales. Cost of product sales at Aerospace Systems increased due to sales volume increases at Strike and Surveillance of $218 million and Battle Management and Engagement Systems of $517 million, offset by volume decreases at the Advanced Programs & Technology business area of $315 million. Product sales at Information Systems decreased in volume by approximately 22% primarily due to $210 million in sales volume that transitioned from product to service activity in 2010. Electronic Systems product sales volume decreased $133 million during the period, and product cost of sales decreased by $163 million reflecting performance improvement in land and self protection programs, higher volume in Targeting Systems, and lower operating loss provisions in postal automation programs.

Cost of Segment Service Revenues

2011 – [To be provided in 2011 Form 10-K]

2010 – Cost of segment service revenues of $12.3 billion in 2010 was up over 2009 by $321 million due to increased volume which resulted in an increase in sales from $12.8 billion in 2009 to $13.4 billion in 2010. The sales volume increase was due principally to Technical Services’ contract volume, driven by the KC-10 and C-20 contracts, which together increased by $307 million. Segment service margin rates across all segments improved in 2010, with Information Systems being the primary contributor as it experienced higher margin rates at its Civil Systems division, and due to the absence of non-recurring costs of $37 million from the sale of ASD in 2009. Overall, Information Systems experienced a 186 basis point margin rate improvement.

Unallocated Corporate Expenses

Unallocated corporate expenses generally include the portion of corporate expenses not considered allowable or allocable under applicable CAS and FAR rules, and therefore not allocated to the segments, such as management and administration, legal, environmental, certain compensation and retiree benefits, and other expenses. Unallocated corporate expenses for [to be provided in 2011 Form 10-K]. Unallocated corporate expenses for 2010 increased $82 million, or 82 percent, as compared with 2009, primarily due to inclusion of a $64 million net gain from a legal settlement in 2009, as well as an increase in environmental, health and welfare, and stock-based compensation expenses in 2010. ~~Unallocated corporate expenses for 2009 decreased $41 million, or 29 percent, as compared with 2008, primarily due to a $64 million net gain from a legal settlement in 2009, partially offset by higher costs related to environmental remediation and post-retirement employee benefits.~~

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

February 6, 2012

Net Pension Adjustment

Net pension adjustment reflects the difference between pension expenses determined in accordance with GAAP and pension expense allocated to the operating segments determined in accordance with CAS. For 2011 [to be provided in 2011 Form 10-K]. The pension adjustment in 2010 decreased by $247 million as compared with 2009 primarily due to lower GAAP pension expense as a result of favorable returns on pension plan assets in 2009. ~~The net pension adjustment in 2009 was an expense of $237 million, as compared with income of $272 million in 2008. The net pension expense in 2009 was primarily the result of negative returns on plan assets in 2008.~~

Royalty Income Adjustment

Royalty income is included in segment operating income and reclassified to other income for financial reporting purposes. ~~See Other, net below.~~

General and Administrative Expenses

In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, most general corporate expenses incurred at both the segment and corporate locations are considered allowable and allocable costs on government contracts. For most components of the company, these costs are allocated to contracts in progress on a systematic basis and contract performance factors therefore include this cost component as an element of cost. General and administrative expenses primarily relate to segment operations.

2011 – [To be provided in 2011 Form 10-K]

2010 – General and administrative expenses for 2010 decreased $104 million, or 4 percent, compared to 2009 primarily due to the disposition of ASD in 2009 at Information Systems. The decrease in general and administrative expenses as a percentage of total sales and service revenues for 2010, as compared to 2009, is primarily due to cost reductions realized from the 2009 streamlining of our organizational structure, which reduced the number of operating segments.

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

February 6, 2012

Note 1-Summary of Significant Accounting Policies

Revenue Recognition, page 63, and

Critical Accounting Policies, page 33

3. We note your response to previous comment number two and disagree with your analysis of ASC 250-10-50-4. We do not believe that this guidance should be applied to each individual contract when evaluating whether the adjustments are material and therefore require disclosure. Instead, we believe that all adjustments to contract estimates to complete should be evaluated in the aggregate, on a gross basis, by analogy to the examples illustrated in ASC 250-10-20. Specifically, similarly to revising service lives and salvage values of depreciable assets (in plural), or uncollectible receivables (in plural), the analysis is performed on an aggregate basis and not on an individual asset or receivable basis. Therefore, we continue to believe that your notes to the financial statements should be revised to disclose the impact of the aggregate changes in contract estimates on your results of operations and should include an analysis of the underlying reasons for the changes in estimates. Please provide us with draft disclosure language which you intend to include in your next filing. Furthermore, the $1 million threshold used to determine the amount of favorable and unfavorable cumulative catch-up adjustments that will be disclosed in MD&A appears arbitrary. Please explain to us how you concluded that individual profit rate adjustments below $1 million do not aggregate to a material amount for inclusion in your disclosure. Note that unless factual evidence supports that the total of all adjustments under $1 million results in an immaterial amount, we believe the aggregate gross adjustments, excluding the use of a de minimis threshold, should be presented for each period. We believe that it is not appropriate to evaluate adjustments for materiality on a contract by contract basis. Please confirm that your disclosure will be revised to this effect.

Response

The Company continues to believe its analysis of ASC 250-10-50-4 as set forth in its prior response letter dated January 6, 2012 is correct. However, in response to the Staff’s comment, we propose to include additional disclosure. Specifically, we propose to modify our MD&A disclosures in future filings, beginning with our 2011 Form 10-K as set forth below.

To the extent that there are significant events affecting the net aggregate change in contract estimates such as the effects of workforce stoppages, natural disasters (such as earthquakes), resolution of disputed items with the customer, recovery of insurance proceeds, and other discrete events, or there are adjustments to any single contract within the aggregate net adjustments to EACs that we believe are material to the consolidated statement of operations, we will provide disclosure of those adjustments and the reasons for them. Alternatively, if we do

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

February 6, 2012

not believe there is a significant event or single contract adjustment that is material to the consolidated statement of operations, we will provide disclosure to that effect, as set forth in the final sentence of the proposed financial statement footnote disclosure set forth below.

Finally, please note that we do not have an automated system to aggregate our changes in estimates. We developed a manual process to accumulate our changes in contract estimates from the use of the cumulative catch-up method. Initially, our process was focused on changes over a $1 million threshold. However, in response to this comment, we have eliminated the threshold from our process.

For ease of reading, we have indicated the language we have changed from our letter of January 6, 2012 using italics and strikethroughs:

Sales and Service Revenues

Period-to-period sales reflect performance under new and ongoing contracts. Changes in sales and service revenues are typically expressed in terms of volume. Unless otherwise described, volume generally refers to increases (or decreases) in reported revenues incurred due to varying production activity levels, delivery rates, or service levels on individual contracts. Volume changes will typically carry a corresponding operating income change based on the margin rate for a particular contract.

Segment Operating Income

Segment operating income reflects the aggregate performance results of contracts within a business area or segment. Excluded from this measure are certain costs not directly associated with contract performance, including the portion of corporate expenses such as management and administration, legal, environmental, certain compensation costs and other retiree benefits, and other expenses not considered allowable or allocable under applicable CAS regulations and the FAR, and therefore not allocated to the segments. Changes in segment operating income are typically expressed in terms of volume, as discussed above, or performance.

Performance refers to changes in contract margin rates for the period. These changes typically relate to profit recognition associated with revisions to total estimated costs at completion of the contract (EAC) that reflect improved (or deteriorated) operating performance on a particular contract. Operating income changes are accounted for on a cumulative catch-up basis at the time an EAC change is recorded. We identify favorable and unfavorable adjustments ~~above a threshold level~~ to determine our qualitative discussion of performance results and, where meaningful, we disclose the effects of such adjustments on a contract or program basis.

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

February 6, 2012

Operating income may also be affected by, among other things, the effects of workforce stoppages, natural disasters (such as ~~hurricanes and~~ earthquakes), resolution of disputed items with the customer, recovery of insurance proceeds, and other discrete events. At the completion of a long-term contract, any originally estimated costs not incurred or reserves not fully utilized (such as warranty reserves) could also impact contract earnings. Where such items have occurred and the effects are ~~material~~ meaningful, a separate description is provided.

Changes in estimates related to our contracts accounted for using the percentage-of-completion method are recorded using the cumulative catch-up method of accounting. The aggregate effects of these favorable and unfavorable changes across our portfolio of numerous contracts can have a significant effect upon our reported sales and operating income in each of our reporting periods. In 2011, 2010 and 2009 ~~2010, 2009 and 2008~~, we recognized favorable ~~segment~~ operating income performance adjustments of $XXX million, $XXX million and $XXX million, and unfavorable operating income adjustments of $XXX million, $XXX million and $XXX million, respectively, consisting of cumulative catch-up adjustments from the use of the percentage-of-completion method of accounting ~~for contract individual changes in estimates in excess of $1 million. Alternatively, in periods that the recognized favorable and/or unfavorable adjustments do not have a significant effect on our reported sales and operating income, or changes from prior periods, we will disclose that fact~~.

We will also modify our disclosures relating to changes in contract estimates included in Note 1 to our consolidated financial statements as follows. Please note that we have indicated language that has changed from Note 1 to the consolidated financial statements included in our 2010 Form 10-K using italics and strikethroughs:

Changes in estimates of contract sales, costs~~, and~~ or profits are recognized using the cumulative catch-up method of accounting. This method recognizes in the current period the cumulative effect of the changes on current ~~and~~ or prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimate had been used since contract inception. Changes in contract estimates occur for a variety of reasons including changes in contract scope, unforeseen changes in contract cost estimates due to unanticipated cost growth or risks affecting contract costs and/or the resolution of contract risks at lower costs than anticipated, as well as changes in contract overhead costs over the performance period. The company has an extensive contract management process involving several functional organizations and numerous personnel who are skilled at managing contract activities. Because the company’s business involves performing on a broad portfolio of long-term contracts, generally

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

February 6, 2012

involving complex customized products and services principally for its U. S. Government customers, changes in estimates occur routinely over the contract performance period. A significant change in an estimate on a single contract ~~one or more contracts~~ could have a material effect on the company’s consolidated financial position or results of operations, and where such changes occur, separate disclosure is made of the nature, underlying conditions and financial impact of the change. Aggregate net changes in contract estimates recognized using the cumulative catch-up method of accounting increased earnings from continuing operations (after-tax) by $XX million ($X per diluted share) in 2011, $XX million ($X per diluted share) in 2010 and $XX million ($X per diluted share) in 2009. We do not believe that any discrete event or adjustments to an individual contract within the aggregate net changes in contract estimates for 2011, 2010 or 2009 was material to the consolidated statement of operations for such annual period.

*  *  *

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to speak with us about any of these matters, please do not hesitate to call me at (703) 280-4660 or Tiffany McConnell, Assistant General Counsel at (703) 280-4099. We would also be happy to meet with you in person to discuss any of these matters.

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

February 6, 2012

Very truly yours,

/s/ Kenneth N. Heintz

Kenneth N. Heintz

Corporate Vice-President, Controller and

Chief Accounting Officer

Cc:

Wesley G. Bush

James F. Palmer

Sheila C. Cheston

Deloitte & Touche LLP

Wilmer Cutler Pickering Hale and Dorr LLP